UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

First Community Corporation
(Name of issuer)

Common Stock
(Title of class of securities)

319835104
 (CUSIP number)

December 31, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 319835104	Page 2 of 9 Pages

1.	Name of Reporting Person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 450,600 7. Sole Dispositive Power 8. Shared Dispositive Power 450,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,600
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 8.63%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 319835104	Page 3 of 9 Pages

1.	Name of Reporting Person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 343,000 7. Sole Dispositive Power 8. Shared Dispositive Power 343,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 6.57%
12.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 319835104                                                                                                        Page 4 of 9 Pages

1.	Name of Reporting Person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 287,100 7. Sole Dispositive Power 8. Shared Dispositive Power 287,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,100
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 5.50%
12.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.319835104	Page 5 of 9 Pages

1.	Name of Reporting Person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 450,600 7. Sole Dispositive Power 8. Shared Dispositive Power 450,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,600
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row (9) 8.63%
12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.319835104	Page 6 of 9 Pages

Item 1(a).     Name of Issuer:
   First Community Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
                              5455 Sunsent Boulevard, Lexington, SC 29072

Item 2(a).     Name of Person Filing:
This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), (iii) Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), and (vii) Terry Maltese, Managing Member of SOAM and Holdings, with respect to shares of Common Stock that each of the foregoing may be deemed to have a beneficial ownership. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

Item 2(b).     Address of Principal Business Office:
The address of the principal offices of each of SOAM, Holdings, and MHFII,  and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, New York 10022.

Item 2(c).     Citizenship:
Mr. Maltese is a U.S. Citizen.

Item 2(d).     Title of Class of Securities:
                             Common Stock

Item 2(e).     CUSIP Number:
319835104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No.319835104	Page 7 of 9 Pages

Item 4.   Ownership.

 (a) and (b)  Based upon an aggregate of 5,224,282 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on November 13, 2012:

(i)	MHFII beneficially owned 287,100 shares of Common Stock, constituting approximately 5.50% of the shares outstanding.
(ii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of certain partnerships, Holdings may be deemed to beneficially own the 343,000 shares of Common Stock, which are held by such partnerships, constituting approximately 6.57% of the shares outstanding.

(iii)
SOAM owned directly no shares of Common Stock. By reason of its position as investment advisor, SOAM may be deemed to beneficially own the 450,600 shares of Common Stock, which are held of record by clients of SOAM, constituting approximately 8.63% of the shares outstanding.

(iv)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of SOAM, Mr. Maltese may be deemed to beneficially own 450,600 shares of Common Stock, constituting approximately 8.63% of the shares outstanding.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:

No Reporting Person has sole power to vote or to direct the vote over the shares held by such Reporting Person.

(ii) Shared power to vote or to direct the vote:

MHFII:  287,100     HOLDINGS:  343,000     SOAM:  450,600      MR. MALTESE:  450,600

(iii)	Sole power to dispose or to direct the disposition of:

No Reporting Person has sole power to dispose or to direct the disposition over the shares held by such Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

              MHFII:  287,100     HOLDINGS: 343,000     SOAM:   450,600      MR. MALTESE:  450,600

Each of the Reporting Persons hereby disclaims any beneficial ownership of any Shares in excess of their actual beneficial ownership thereof.

Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

SCHEDULE 13G

CUSIP No.319835104	Page 8 of 9 Pages

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:  [Exhibit I:  Joint Acquisition Statement, dated as of February 14, 2013.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Sandler O'Neill Asset Management, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SOAM Holdings, LLC		Malta Hedge Fund II, L.P.
		By:	SOAM Holdings, LLC, the sole General Partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 14, 2013

Sandler O'Neill Asset Management, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SOAM Holdings, LLC		Malta Hedge Fund II, L.P.
		By:	SOAM Holdings, LLC, the sole General Partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese